

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

July 1, 2022

Alan J.M. Haughie
Chief Financial Officer
Louisiana-Pacific Corporation
414 Union Street, Suite 2000
Nashville, Tennessee 37219

> **Re: Louisiana-Pacific Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2021**
> **Response Dated June 10, 2022**
> **File No. 001-07107**

Dear Mr. Haughie:

We have reviewed your June 10, 2022 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 3, 2022 letter.

Response Dated June 10, 2022

Risk Factors, page 13

1. We note from your response to comment 2 that transition risks related to climate change did not have a material impact on you. Tell us more about the transition risks you have identified related to climate change, such as market trends that may alter business opportunities, credit risks, or technological changes, and explain how you concluded that they are not material to your business, financial condition, and results of operations.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 27

2. We note your response to comment 5 that you have not identified any material indirect consequences of climate-related regulation or business trends. Please describe the indirect

consequences of climate change you considered in preparing the disclosure in your Form 10-K along with those noted in our prior comment and explain how you concluded they were not material.

3. We note your response to comment 6 and reissue in part. Discuss the physical effects of climate change on your operations and results, including the potential for indirect weather-related impacts that have affected or may affect your major customers or suppliers or explain to us why you do not believe they could potentially be affected, and discuss any weather-related impacts on the availability of insurance and future expectations for insurance expense.

4. We note your response to comment 7 that it is not feasible to specify the amount of compliance costs relating to climate change, but such costs are not material, individually or in the aggregate. Provide us with additional detail of how you concluded such amounts were not material.

Please contact Patrick Fullem at (202) 551-8337 or Sergio Chinos at (202) 551-7844 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing